UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 29, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the presentation materials related to the second quarter 2026 financial
results of UBS, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: /s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By: /s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By: /s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By: /s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
July 29, 2026

UBS

Second quarter 2026

Financial results

29 July 2026

Important information

Forward-looking statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2025. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the SEC. Please refer to "Alternative Performance Measures" in the appendix of the UBS Group 30 June 2026 Interim Report for a list of all measures UBS uses that qualify as APMs or non-GAAP measures.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Interim Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, Interim Report, Quarterly Reports and other information furnished to or filed with the SEC on Form 6-K are also available at the SEC's website: www.sec.gov.

Basel III RWA, LRD and capital: Basel III RWA, LRD and capital information is based on the Swiss systemically relevant bank framework, unless otherwise stated. Refer to the "Capital management" section in the UBS Group 30 June 2026 Interim Report for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions and releases of acquisition-related contingent liabilities for litigation, regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Agenda

Key messages

Sergio P. Ermotti, Group CEO

Financial performance

Todd Tuckner, Group CFO

Q&A

Key messages

Strong 2Q26 and 1H26 financial performance; 2Q26 net profit 2.8bn, underlying RoCET1 16.4%; 1H26 net profit 5.8bn, underlying RoCET1 16.7%, underlying cost/ income ratio 70.1%

Robust client momentum across our businesses; 7.3trn invested assets with 1H26 GWM NNA 73bn and AM NNM 20bn, 2Q26 IB underlying revenues +31% YoY, P&C net new loans CHF 2.2bn

Integration on track to be substantially completed by the end of this year; well positioned to outperform our 2026 exit rate RoCET1 target of ~15% and achieve our 2026 exit rate cost/ income ratio target of <70%

Maintained strong capital position and balance sheet for all seasons; CET1 capital ratio 14.4%, leverage ratio 4.4%; completed latest share buyback program and continuing with another USD 3bn program to be completed at the latest by the end of 2Q27, with at least 1bn planned over the next three months

Strategically investing in our franchise to drive long-term growth; deploying financial resources to serve clients, investing in technology, global capabilities and talent

Financial performance

Todd Tuckner, Group CFO

UBS

Underlying PBT +45% on strong revenue growth and operating leverage

Underlying, bn



Revenues
+16%
11.5
13.3
Core: +14%
11.6
13.3
2Q25
2Q26
Operating expenses
(7%) excl. litigation, variable and FA compensation, and FX
+7%
8.7
9.3
Core: +5%
8.8
9.2
2Q25
2Q26
Profit before tax
+45%
2.7
3.9
Core: +47%
2.7
3.9
2Q25
2Q26
Core
NCL

Underlying	2Q26
PBT	**3.9bn**
RoCET1	**16.4%**
Cost / income	**70.0%**
Reported	
Net profit	**2.8bn**
EPS	**0.87**

Refer to slide 19 for details on underlying results and reconciliation to reported results

Net profit 2.8bn driven by PBT growth across our businesses

Profits
m


Underlying
2,683
554
174
20
636
(53)
(127)
3,887
~0.25bn expected in 3Q26
352
(645)
~0.4bn expected in 3Q26
3,594
o/w tax: (782m)
(793)
2,800
2Q25 PBT
GWM
P&C
AM
IB
NCL
Group Items
2Q26 PBT
Non-underlying revenues[1]
Non-underlying expenses[1]
2Q26 reported PBT
Tax and NCI
2Q26 net profit

UBS 1 Refer to slide 19 for details on underlying results and reconciliation to reported results

On track to deliver ~13.5bn gross cost saves by YE26

Cumulative annualized exit rate gross cost reductions

USD bn


+1.1bn in 2Q26
10.7
12.6
~13.5
YE25
2Q26
YE26e
At constant FX1

Underlying operating expenses

USD bn


~40.6
35.6
36.6
~32.2
25.5
25.1
(~28%) / (~9.0bn) at constant FX
(~0.9bn) vs. FY25 at constant FX
FY22 combined cost baseline2
FY25
2Q26 LTM
Excl. litigation, variable- and FA-compensation

Cumulative integration-related expenses[3]

USD bn


13.4
14.8
13.0
14.2
~15
~1.1x gross cost saves
YE25
2Q26
YE26e
FX impact
At constant FX1

UBS

1 Based on constant FX rates as of September 2023; 2 Refer to slide 24 for reconciliation of the FY22 combined baseline; 3 Does not include integration-related expenses booked in revenues

Our balance sheet for all seasons is a key pillar of our strategy

USD bn, except where indicated	**2Q26**	1Q26	2Q25	**QoQ**	YoY
Total assets	**1,707**	1,687	1,670	+1%	+2%
o/w: Cash and balances at central banks	216	225	236	(4%)	(9%)
o/w: Lending assets[1]	684	678	668	+1%	+2%
o/w: Fair value assets[2]	558	527	492	+6%	+13%
Total liabilities	**1,618**	1,594	1,580	+1%	+2%
o/w: Fair value and long-term debt	300	301	303	(0%)	(1%)
o/w: Short-term borrowings[3]	71	69	67	+3%	+6%
o/w: Customer deposits	785	786	800	(0%)	(2%)
Total equity	**89**	93	90	(3%)	(0%)
Tangible equity	82	85	82	(4%)	0%
Tangible book value per share (USD)	26.89	27.50	25.95	(2%)	+4%
Credit risk					
Cost of credit risk	7bps	4bps	10bps	+3bps	(3bps)
Credit-impaired lending assets as a % of total lending assets, gross	1.0%	0.9%	0.9%	0.0pp	0.0pp

USD bn, except where indicated	**2Q26**	1Q26	2Q25	**QoQ**	YoY
Regulatory capital					
CET1 capital	72.5	73.3	72.7	(1%)	(0%)
AT1 capital	23.5	23.6	19.0	(1%)	+24%
TLAC	193.6	197.6	191.2	(2%)	+1%
RWA	503.9	500.4	504.5	+1%	(0%)
LRD	1,650	1,653	1,658	(0%)	(1%)
CET1 capital ratio (%)	14.4%	14.7%	14.4%	(27bps)	(3bps)
CET1 leverage ratio (%)	4.4%	4.4%	4.4%	(4bps)	+1bps
Liquidity and funding					
Liquidity coverage ratio (%, average)	177%	178%	182%	(1pp)	(5pp)
Net stable funding ratio (%)	115%	117%	122%	(2pp)	(7pp)

2Q26

- Lending assets 684bn, +6bn QoQ driven by +10.1bn net new loans in GWM and P&C partly offset by currency effects
- Deposits 785bn, (1bn) QoQ with +3.4bn net new deposit inflows in GWM and P&C more than offset by currency effects

2Q26

- Strong liquidity position with average LCR of 177%, 342bn of high-quality liquid assets
- Issued 1.5bn of AT1

UBS

1 Consists of Loans and advances to customers and Amounts due from banks, which were 663bn and 21bn, respectively, as of 2Q26; 2 Level 3 assets account for ~1% of total assets; 3 Consists of short-term debt issued measured at amortized cost and Amounts due to banks, which includes amounts due to central banks

Capital generation and resource discipline while delivering on returns ambitions

CET1 capital ratio



CET1 capital, bn
73.3
3.0
(3.9)
(0.3)
n/a
0.4
72.5
14.7%
0.6%
(0.8%)
(0.0%)
(0.2%)
0.1%
14.4%
1Q26
Net profit[1]
Capital returns accruals[2]
Currency effects[3]
RWA excl. currency effects
Other
2Q26

- RWA 504bn, +4bn QoQ
- 3bn buyback reserve for new program reflected in CET1 capital
- CET1 leverage ratio 4.4%, (4bps) QoQ, with LRD 1,650bn, (4bn) QoQ
- Refer to slide 22 for full QoQ RWA and LRD walk
- 14.4% UBS AG standalone CET1 capital ratio, fully applied as of 2Q26

UBS

1 Profit before tax less current tax expense; 2 Of which (3.0bn) capital reserve for expected future share repurchases and (0.9bn) dividend accrual; 3 0.3bn reduction in CET1 capital, offset by the effects of 1.9bn reduction in RWA

Global Wealth Management

Underlying

USD m, except where indicated	2Q26	1Q26	2Q25	QoQ	YoY
Total revenues	**6,997**	6,981	6,156	0%	**+14%**
Net interest income	1,750	1,729	1,557	+1%	+12%
Recurring net fee income	3,711	3,617	3,351	+3%	+11%
Transaction-based income	1,511	1,664	1,232	(9%)	+23%
Other revenues	25	(28)	15		
Credit loss expense / (release)	(2)	9	3		
Operating expenses	**5,002**	4,998	4,710	0%	**+6%**
Profit before tax	**1,997**	1,974	1,443	+1%	**+38%**
Profit before tax (reported)	**1,883**	1,792	1,204	+5%	**+56%**
Cost / income ratio	**71%**	72%	77%	(0pp)	**(5pp)**
Invested assets, bn	**4,942**	4,668	4,512	+6%	**+10%**
Deposits, bn	**477**	477	489	0%	**(2%)**
Loans, bn	**335**	332	318	+1%	**+5%**
RWA, bn	**167**	167	170	(0%)	**(2%)**

Underlying 2Q26

PBT 1,997m, +38% YoY

Total revenues 6,997m, +14% YoY

- NII +12%, +1% QoQ reflecting higher loan volumes
- Recurring net fee income +11% on higher fee-generating assets
- Transaction-based income +23% on increased client activity across all regions

Credit loss release 2m

Operating expenses 5,002m, +6% YoY, (1%) excluding variable compensation, litigation and FX effects

Net new assets 36bn; net new fee-generating assets 13bn

Invested assets 4,942bn, +6% QoQ driven by positive market performance and NNA, partly offset by FX effects

Net new deposits +1.8bn driven by inflows into savings and current accounts, partly offset by fixed-term deposit outflows

Net new loans +7.3bn, positive in all regions, driven by Lombard and mortgages

UBS

Personal & Corporate Banking (CHF)

Underlying *CHF m, except where indicated*	**2Q26**	1Q26	2Q25	QoQ	**YoY**
Total revenues	**1,741**	1,756	1,696	(1%)	**+3%**
Net interest income	918	900	907	+2%	+1%
Recurring net fee income	358	348	357	+3%	0%
Transaction-based income	436	468	442	(7%)	(1%)
Other revenues	29	40	(10)		
Credit loss expense / (release)	61	55	91	+10%	(33%)
Operating expenses	**1,004**	990	1,048	+1%	**(4%)**
Profit before tax	**676**	710	557	(5%)	**+21%**
Profit before tax (reported)	**676**	809	566	(16%)	**+19%**
Cost / income ratio	**58%**	56%	62%	+1pp	**(4pp)**
Deposits, bn	**253**	251	249	+1%	**+1%**
Loans, bn	**251**	247	249	+2%	**+1%**
RWA, bn	**122**	121	119	+1%	**+2%**

Underlying 2Q26

PBT 676m, +21% YoY

Total revenues 1,741m, +3% YoY

- NII +1%, +2% QoQ on higher loan volumes
- Non-interest revenue +4% on higher Personal Banking fees and valuation gains, partly offset by lower Corporate & Institutional Clients activity and fees

Credit loss expense 61m due to net expenses on stage 3 positions

Operating expenses 1,004m, (4%) YoY driven by integration synergies

Net new deposits +1.4bn driven by inflows in both Personal Banking and Corporate & Institutional Clients

Net new loans +2.2bn driven by private and corporate mortgages

Asset Management

Underlying *USD m, except where indicated*	**2Q26**	1Q26	2Q25	QoQ	**YoY**
Total revenues	**756**	772	772	(2%)	**(2%)**
Net management fees	731	755	733	(3%)	(0%)
Performance fees	25	17	39	+46%	(35%)
Net gain / (loss) from disposal					
Credit loss expense / (release)	0	0	0		
Operating expenses	**519**	520	555	(0%)	**(6%)**
Profit before tax	**237**	252	216	(6%)	**+9%**
Profit before tax (reported)	**214**	217	153	(2%)	**+39%**
Cost / income ratio	**69%**	67%	72%	+1pp	**(3pp)**
Invested assets, bn	**2,228**	2,064	1,952	+8%	**+14%**
Net new money, bn	**6**	14	(2)		

Underlying 2Q26

PBT 237m, +9% YoY

Total revenues 756m, (2%) YoY on lower performance and net management fees mainly reflecting a business exit

Operating expenses 519m, (6%) YoY mainly due to lower non-personnel expenses and included the effects from a business exit

Invested assets 2,228bn, +8% QoQ reflecting positive market performance and net new money, partly offset by FX effects

Net new money 6.3bn, driven by SMAs, ETFs and UGA

Investment Bank

Underlying

USD m, except where indicated	2Q26	1Q26	2Q25	QoQ	YoY
Total revenues	**3,701**	3,986	2,815	(7%)	**+31%**
Global Banking	693	733	521	(6%)	+33%
Advisory	184	238	192	(23%)	(5%)
Capital Markets	509	495	328	+3%	+55%
Global Markets	3,008	3,252	2,294	(8%)	+31%
Execution Services	742	718	501	+3%	+48%
Derivatives & Solutions	1,329	1,688	1,124	(21%)	+18%
Financing	937	846	670	+11%	+40%
Credit loss expense / (release)	45	65	48	(31%)	(6%)
Operating expenses	**2,494**	2,705	2,241	(8%)	**+11%**
Profit before tax	**1,162**	1,216	526	(4%)	**+121%**
Profit before tax (reported)	**1,150**	1,205	557	(5%)	**+106%**
Cost / income ratio	**67%**	68%	80%	(0pp)	**(12pp)**
RWA, bn	**115**	113	110	+1%	**+4%**
Return on attributed equity	**23.5%**	24.9%	11.5%	(1.5pp)	**+12.0pp**

Underlying 2Q26

PBT 1,162m; revenues +31% YoY; RoAE 23.5%

Global Banking revenues +33% YoY

- Advisory (5%) on lower fees in Americas and EMEA
- Capital Markets +55% on higher LCM, ECM and DCM revenues

Global Markets revenues +31% YoY

- Execution Services +48% on higher Cash Equities
- Derivatives & Solutions +18% driven by Equity Derivatives
- Financing +40% driven by Prime Brokerage

Of which:

- Equities 2,482m, +53%
- FRC 526m, (21%)

Operating expenses +11% YoY mainly due to higher personnel expenses

Nearing completion of NCL wind-down

Underlying

USD m, except where indicated	2Q26	1Q26	2Q25	QoQ	YoY
Total revenues	**44**	(11)	(83)		
Credit loss expense / (release)	0	(74)	(2)		
Operating expenses	**96**	160	(83)	(40%)	
Operating expenses excl. litigation	100	142	353	(30%)	(72%)
Profit before tax	**(52)**	(97)	1		
Profit before tax (reported)	**(203)**	(155)	(250)		
RWA, bn	**28**	28	33	(1%)	**(15%)**
LRD, bn	**14**	15	29	(9%)	**(53%)**



Underlying operating expenses excl. litigation
bn
(88%)
~6.1
0.7
Now expecting ~0.4bn
~0.5
~0.2
FY22 combined baseline[1]
2Q26 LTM[2]
2026 exit-rate ambition
FY28 ambition



Risk-weighted assets
bn
(68%)
(93%) ex. op. risk
86
30
56
28
24
4
~28
~24[4]
~4
2Q23
2Q26
YE26 ambition
Operational risk
Credit and market risk[3]

Forward-looking figures based on constant FX rates; 1 Refer to slide 24 for reconciliation of FY22 baseline; 2 Last twelve months; 3 Also including non-counterparty-related risk RWA; 4 ~10% of Operational risk RWA to roll off through 2030, with remainder to substantially roll off in 2031-2035

Well positioned to outperform our 2026 exit rate underlying RoCET1 target of ~15% and achieve <70% underlying cost / income ratio

Group underlying return on CET1 capital


17%
3%
9%
14%[2]
17%
FY22, reported
2H23
FY24
FY25
1H26
Underlying cost / income ratio
72%[1]
91%
80%
74%[3]
70%

UBS

1 Reported basis; 2 11.5% excluding net litigation release and applying a normalized tax rate of 23%; 3 76% excluding net litigation release

Appendix

Our Group financial targets and ambitions

Financial
targets

~15%	Underlying RoCET1 2026 exit rate
<70%	Underlying cost / income ratio 2026 exit rate

Capital
guidance

~14%	CET1 capital ratio
>4.0%	CET1 leverage ratio

Ambitions
2028

~18%	Reported RoCET1[1]
~67%	Reported cost / income ratio

UBS

1 Based on 2026 capital framework and ~14% CET1 capital ratio

UBS Group results

Reported, USD m, except where indicated	**2Q26**	1Q26	4Q25	3Q25	2Q25
Total revenues	**13,700**	14,243	12,145	12,760	12,112
Credit loss expense / (release)	121	70	159	102	163
Operating expenses	9,986	10,333	10,286	9,831	9,756
Operating profit / (loss) before tax	**3,594**	3,841	1,700	2,828	2,193
Tax expense / (benefit)	782	786	495	341	(209)
of which: current tax expense	545	473	276	335	368
Net profit / (loss) attributable to shareholders	**2,800**	3,040	1,199	2,481	2,395
Diluted EPS (USD)	0.87	0.94	0.37	0.76	0.72
Effective tax rate	21.8%	20.5%	29.1%	12.0%	(9.5%)
Return on CET1 capital	15.4%	16.8%	6.6%	13.5%	13.5%
Return on tangible equity	13.4%	14.4%	5.8%	12.0%	11.8%
Cost / income ratio	72.9%	72.5%	84.7%	77.0%	80.5%
Total book value per share (USD)[1]	29.12	29.72	29.18	28.78	28.17
Total book value per share (CHF)[1]	23.55	23.78	23.14	22.92	22.36
Tangible book value per share (USD)[1]	26.89	27.50	26.93	26.54	25.95
Tangible book value per share (CHF)[1]	21.74	22.00	21.35	21.14	20.60

UBS

1 The payment of the 2025 dividend of USD 1.10 per share, approved by shareholders at the 2026 Annual General Meeting, reduced equity attributable to shareholders by USD 3.4bn in 2Q26

2Q26 overview of financial performance by business division

USD m, except where indicated	**UBS Group**	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**13,700**	**7,112**	**2,399**	**756**	**3,727**	**43**	**(338)**
of which: PPA effects and other integration items[1]	*352*	*114*	*196*		*26*	*(1)*	*17*
Total revenues (underlying)	13,348	6,997	2,204	756	3,701	44	(355)
Credit loss expense / (release)	121	(2)	76	0	45	0	1
Operating expenses as reported	**9,986**	**5,231**	**1,466**	**542**	**2,531**	**246**	**(31)**
of which: integration-related expenses and PPA effects[2]	*645*	*228*	*196*	*23*	*37*	*150*	*11*
Operating expenses (underlying)	9,340	5,002	1,270	519	2,494	96	(42)
Operating profit / (loss) before tax as reported	**3,594**	**1,883**	**857**	**214**	**1,150**	**(203)**	**(307)**
Operating profit / (loss) before tax (underlying)	3,887	1,997	858	237	1,162	(52)	(314)
Operating profit / (loss) before tax (underlying excl. litigation)	3,857	1,973	855	237	1,162	(56)	(313)
Underlying cost / income ratio	**70.0%**	**71.5%**	**57.6%**	**68.7%**	**67.4%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**16.4%**						
Underlying return on tangible equity	**14.3%**						

UBS

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of the Credit Suisse Group

Overview of capital requirements and ratios



193.6bn
Gone concern: 97.7bn
Going concern: 96.0bn
o/w CET1
72.5bn
2Q26



38.4%
Gone concern: 19.4%
Going concern: 19.0%
o/w CET1
14.4%
vs. guidance:
~14%
CET1: 10.8%
Going concern: 15.2%
Total loss-absorbing capacity: 26.1%
2Q26
Requirements
RWA
503.9bn



11.7%
Gone concern: 5.9%
Going concern: 5.8%
o/w CET1
4.4%
vs. guidance:
>4%
CET1: 3.58%
Going concern: 5.08%
Total loss-absorbing capacity: 8.88%
2Q26
Requirements
LRD
1,649.8bn

2Q26 Global Wealth Management results by region

	Americas			APAC			EMEA			Switzerland		
	2Q26	2Q25	YoY	2Q26	2Q25	YoY	2Q26	2Q25	YoY	2Q26	2Q25	YoY
Underlying revenues, m	**3,364**	**2,929**	**15%**	**1,152**	**947**	**22%**	**1,328**	**1,234**	**8%**	**1,135**	**1,049**	**8%**
Net interest income, m	569	500	14%	363	304	20%	415	382	9%	407	374	9%
Recurring net fee income, m	2,262	2,015	12%	323	286	13%	612	575	6%	502	463	8%
Transaction-based income, m	526	403	30%	475	359	32%	301	274	10%	227	215	5%
Other revenues, m	7	10		(10)	(2)		0	2		0	(2)	
Credit loss expense / (release), m	1	4		1	1		(11)	1		10	(2)	
Underlying operating expenses, m	**2,830**	**2,561**	**11%**	**637**	**598**	**6%**	**836**	**839**	**(0%)**	**685**	**698**	**(2%)**
Underlying PBT, m	**534**	**364**	**47%**	**514**	**348**	**48%**	**503**	**394**	**28%**	**440**	**353**	**25%**
Underlying cost / income ratio	**84%**	**87%**	**(3pp)**	**55%**	**63%**	**(8pp)**	**63%**	**68%**	**(5pp)**	**60%**	**67%**	**(6pp)**
Net new fee-generating assets, bn	(4.6)	1.7		4.2	1.6		10.6	3.5		2.8	0.8	
Fee-generating assets, bn	1,248	1,125	11%	226	187	21%	491	417	18%	290	249	16%
Net new assets, bn	0.9	(3.5)		9.2	11.1		11.8	9.1		14.3	7.0	
Invested assets, bn	2,423	2,189	11%	790	746	6%	799	728	10%	925	844	10%
Net new loans, bn	3.3	1.9		2.0	0.2		0.9	2.2		1.2	(0.7)	
Loans, bn	109	100	9%	50	45	11%	63	63	(1%)	112	109	3%
Net new deposits, bn	0.0	0.2		2.0	4.8		(1.4)	4.5		1.2	0.0	
Deposits, bn	124	114	9%	115	123	(7%)	109	118	(7%)	125	130	(4%)
Advisors (full-time equivalents)[1]	5,644	5,773	(2%)	954	933	2%	1,408	1,508	(7%)	1,099	1,259	(13%)

UBS

Table excludes divisional items. Refer to the "Global Wealth Management" section of the UBS Group 30 June 2026 Interim Report for more information; **1** The decrease in advisor headcount included the impact from the reclassification of certain roles in 2Q26 to align role classifications globally; the reclassification impact primarily affected the Switzerland and EMEA regions; comparative figures have not been restated

RWA and LRD QoQ walk

Risk-weighted assets

bn


1%
500.4
(2.0)
(0.2)
7.7
0.0
(1.9)
503.9
1Q26
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
2Q26

Leverage ratio denominator

bn


(0%)
1,653.5
17.4
(12.9)
(0.8)
1.9
(9.4)
1,649.8
1Q26
On-balance sheet exposures
Derivatives
Securities financing transactions
Off-balance sheet items
Currency effects
2Q26

UBS

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

USD bn	Opening balance as of 12.6.23 (close)	Recognized: 2023-2Q26	Remaining balance to be recognized[2,3]	Expected future P&L releases at 30.06.26 FX rates[4]	Estimated amortization profile[5]: 2H26	2027	2028	2029+
GWM	~3.0	(2.1)	~0.9	~0.9	(~0.1)	(~0.2)	(~0.2)	(~0.4)
P&C	~4.3	(2.9)	~1.4	~1.6	(~0.3)	(~0.4)	(~0.3)	(~0.6)
IB	~2.3	(2.2)	~0.1	~0.1	(~0.1)	(~0.0)	(~0.0)	(~0.0)
Total[1]	**~9.6**	**(7.2)**	**~2.4**	**~2.6**	**(~0.5)**	**(~0.6)**	**(~0.5)**	**(~1.0)**

(5.3bn) from standard accretion and (1.9bn) from early unwinds

Additional PPA related benefits

USD bn	NII expected to be recognized as of 12.6.23 (close)	Recognized: 2023-2Q26	Remaining NII expected to be recognized	Expected future P&L releases at 30.06.26 FX rates[4]	Estimated amortization profile[5]: 2H26	2027	2028	2029+
Elimination of Credit Suisse's prior cash flow hedge	~1.2	(1.1)	~0.1	~0.1	(~0.1)	(~0.0)	(~0.0)	(~0.0)

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Represented at acquisition date FX rates; 3 Adjusted for the early release of PPA against the derecognition loss within Group Items due to the repurchase of legacy Credit Suisse debt in 4Q25; 4 Represented at current FX rates and treasury allocations; 5 Does not include effects from accelerated accretion from early unwinds

FY22 combined cost baseline

FY22

USD bn	Operating expenses
UBS sub-group (IFRS)[1]	24.9
Credit Suisse sub-group (US GAAP)[2,3]	19.1
UBS sub-group exclusions[4]	(0.3)
Credit Suisse sub-group exclusions[3,5]	(2.0)
Commission expense reclassification[3,6]	(1.1)
FY22 combined cost baseline	40.6

- of which: ~34.5bn in Core and ~6.1bn in Non-core and Legacy
- of which: further excluding litigation, variable and FA compensation ~32.2bn

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF translated to USD using FY22 average USD / CHF rates of 0.95; 4 Excludes net expenses for litigation, regulatory and similar matters of USD 348m; 5 Excludes major litigation provisions of CHF 1,299m, restructuring expenses of CHF 533m, goodwill impairment of CHF 23m, expenses related to real estate disposals of CHF 24m, expenses related to Archegos of CHF 40m and expenses related to equity investment in Allfunds Group of CHF 2m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 1,012m in FY22

Capturing final synergies from the integration

Illustrative key milestone timeline (examples)

1Q26 | 2Q26 | 2H26

Client account migrations

- **85%** migrated
- **100%** migrated

Application decommissioning
% decommissioned

- **73%** NCL apps
- **78%** NCL apps
- **88%** NCL apps
- **100%** NCL apps

Infrastructure and legal entities

- Decoupled all legacy CS operating entities from CS infrastructure
- Materially complete CS legacy IT infrastructure wind-down and legal entities integration

Cost savings[1]
cumulative

- **10.7bn**
- **11.5bn**
- **12.6bn**
- **~13.5bn**

1 Based on constant FX rates as of September 2023

Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements | This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers, changes to international trade policies, including those related to tariffs and trade barriers, and evolving armed conflicts. UBS's acquisition of the Credit Suisse Group materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026 and presents significant operational and execution risk, including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. In response to the failure of Credit Suisse, Switzerland has amended its Capital Adequacy Ordinance and is considering changes to its Banking Act, which, if enacted as proposed, would substantially increase capital requirements for UBS in relation to its foreign subsidiaries. These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including any potential changes to banking examination and oversight practices and standards as a result of executive branch orders or staff interpretations of law in the US; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, as well as availability and cost of funding, including as affected by the marketability of additional tier one debt instruments, to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in and potential divergence between central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its acquisition of the Credit Suisse Group; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in the current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has inherited by virtue of the acquisition of Credit Suisse, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xv) UBS's ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2025. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.